Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PLATFORM SPECIALTY PRODUCTS CORPORATION

(Under Section 242 of the General Corporation Law)

Platform Specialty Products Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:

1. The name of the Corporation is Platform Specialty Products Corporation.

2. The Corporation’s certificate of incorporation was filed with the Secretary of State of the State of Delaware on January 22, 2014 (the “Certificate of Incorporation”).

3. The Certificate of Incorporation is hereby amended by striking out Section A.1. of Article FOURTH thereof and substituting in lieu of said Section A.1. of Article FOURTH the following new Section A.1. of Article FOURTH:

“1.  Capital Stock.  The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is four hundred five million (405,000,000) shares, divided into: (i) four hundred million (400,000,000) shares, par value $0.01 per share, of common stock (the “Common Stock”); and (ii) five million (5,000,000) shares, par value $0.01 per share, of preferred stock (the “Preferred Stock”), of which two million (2,000,000) shares are designated as “Series A Preferred Stock” (the “Series A Preferred Stock”).”

4. This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by its duly authorized officer on this 12th day of June 2014.

By:	/s/ John L. Cordani
Name: John L. Cordani Title: Corporate Secretary